UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 8, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION
OF THE COMPANY IN RELATION TO THE MEANS OF RECEIPT
OF CORPORATE COMMUNICATION

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) published on 10 December 2008 (the “Announcement”) in connection with the resolutions of the board of directors of the Company (the “Board”) regarding, inter alia, the resolutions to be proposed at the shareholders’ meeting of the Company relating to the means of receipt of corporate communication. Details of such resolutions are more particularly set out in the Announcement.

In connection to such resolutions regarding the means of receipt of corporate communication, certain amendments to the articles of association of the Company (the “Articles of Association”) are proposed to be made and they are as follows:

1.         The original Article 63 of the Articles of Association is:

“Article 63.
Notice of Shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meetings may be issued by way of public notice.

The public notice referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting; after the publication of notice, the holders of Domestic-Invested Shares shall be deemed to have received the notice of the relevant Shareholders’ general meeting.”

The 1st paragraph of Article 63 shall be amended as:

“Article 63
Notice of shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Foreign-Invested Shares, such notice of meeting may be issued by way of publishing such notice on the Company’s website. For the holders of Domestic-Invested Shares, such notice of meeting may be issued by way of public notice.”

2.         The original Article 145 of the Articles of Association is:

“Article 145.
The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days before the date of every annual general meeting of shareholders.”

The 2nd paragraph of Article 145 shall be amended as:

“Article 145
The Company shall deliver or send the said reports to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders, or publish the said reports on the website of the Company for the shareholders of Overseas-Listed Foreign-Invested Shares to review not later than twenty-one (21) days before the date of every annual general meeting of shareholders.”

It has been proposed by the Board that the above amendments of the Articles of Association will be considered and approved by the shareholders of the Company at the extraordinary general meeting of the Company and class meeting for holders of H shares of the Company to be convened on 26 February 2009. For further details of the above amendments and the said meetings, please refer to the circular of the Company dated 8 January 2009.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
8 January 2009